

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Texas, Inc.
Capital Center
919 Congress Avenue, Suite 840
Austin, Texas 78701

>   **Re: Entergy Gulf States Reconstruction Funding I, LLC**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed March 28, 2014**
>   **File No. 333-142252-01**
>
>   **Entergy Texas Restoration Funding, LLC**
>   **Form 10-K for the year ended December 31, 2013**
>   **Filed March 28, 2014**
>   **File No. 333-161911-01**

Dear Ms. Mount:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Michelle Stasny
>
>   Michelle Stasny
>   Special Counsel